June 29, 2012

Kathleen Krebs
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:           Norman Cay Development, Inc.
Form 10-Q for the quarter ended January 31, 2012
Filed June 5, 2012
Form 8-K dated January 23, 2012
Filed June 5, 2012
Response letter dated June 5, 2012
File No. 333-167284

Dear Ms. Krebs,

Norman Cay Development, Inc. (the “Company”) hereby respectfully requests additionally ten business days to respond to the comment letter of the Staff dated June 15, 2012 relating to the above-referenced filings and the Company intends to submit a response by July 13, 2012. Thank you.

Very truly yours,

NORMAN CAY DEVELOPMENT, INC.

/s/ Dean Huge
By: Dean Huge
Title:  Chief Financial Officer